For immediate release	Exhibit 99.1

FAIRMONT HOTELS & RESORTS INC. TO PRESENT AT
SMITH BARNEY CITIGROUP CONFERENCE

TORONTO, February 3, 2005 - Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) will participate in the Smith Barney Citigroup Small & Mid-Cap Conference held in Las Vegas on February 16, 2005. Thomas W. Storey, FHR’s Executive Vice President, Development, will present at approximately 1:05 p.m. Eastern Time.

Interested participants can access a live audio webcast of the presentation and slide materials through FHR’s website at www.fairmont.com/investor. A replay of the presentation will be archived for 30 days. The webcast will last for approximately 35 minutes.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's managed portfolio consists of 83 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 46 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 37 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place.

Contact:	Denise Achonu
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com